

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 16, 2017

Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

      Re: **iKang Healthcare Group, Inc.**
               Form 20-F for the Fiscal Year Ended March 31, 2017
               Response Dated November 14, 2017
               File No. 001-36403

Dear Mr. Chen:

      We have reviewed your November 14, 2017 response to our comment letter and have the following comment.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Our reference to prior comments is to comments in our November 6, 2017 letter.

1. We note your proposed additions to the risk factor disclosure in response to prior comment 1. With a view toward providing investors with more complete information reflecting how the trading price of your ADSs has declined during the pendency of the going private transaction, please consider including the trading price of your ADSs at the time of both Meinian's and Yunfeng Capital's respective proposals.

       You may contact Charles Eastman, Senior Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                          Sincerely,

                                          /s/ Celeste M. Murphy for

                                          Larry Spirgel
                                          Assistant Director
                                          AD Office 11 – Telecommunications